

02003201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Scotia International Inc.~~
Scotia International Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 23rd Fl.
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciana Ricardo 212-225-6140
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name — if individual, state last, first, middle name)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Rovito, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Scotia International, Inc. as of October 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Michael Rovito
Compliance Officer



Notary Public
ELIZABETH HERNANDEZ
Notary Public, State of New York
No. 01HE5047225
Qualified in Bronx County
Commission Expires 7/31/2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Scotia International, Inc.:

We have audited the accompanying statement of financial condition of Scotia International, Inc. (formerly Inverlat International, Inc.) (a wholly owned subsidiary of Inverlat Holdings Corporation, Inc.) as of October 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the ten-month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scotia International, Inc. as of October 31, 2001, and the results of its operations and its cash flows for the ten-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

December 7, 2001



SCOTIA INTERNATIONAL, INC.
(Formerly Inverlat International, Inc.)

(A Wholly Owned Subsidiary of
Inverlat Holdings Corporation, Inc.)

Statement of Financial Condition

October 31, 2001

Assets

Cash and cash equivalents	$	278,499
Cash segregated under Federal and other regulations		22,611
Receivable from broker-dealer and clearing organization		6,283,788
Furniture and equipment, at cost, net of accumulated depreciation of $886,752		87,647
Other assets		78,157
Total assets	$	6,750,702

Liabilities and Stockholder's Equity

Liabilities:		
Payable to Holdings	$	878,083
Payable to affiliate		255,000
Accounts payable and accrued expenses		537,486
Total liabilities		1,670,569
Stockholder's equity:		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		3,523,795
Retained earnings		1,556,328
Total stockholder's equity		5,080,133
Total liabilities and stockholder's equity	$	6,750,702

See accompanying notes to financial statements.

SCOTIA INTERNATIONAL, INC.
(Formerly Inverlat International, Inc.)

(A Wholly Owned Subsidiary of
Inverlat Holdings Corporation, Inc.)

Notes to Financial Statements

October 31, 2001

(1) Organization

Scotia International, Inc. (the "Company"), was incorporated in Delaware on May 2, 1988. The Company received its broker-dealer registration from the Securities and Exchange Commission (the "SEC") in January 1989 and commenced operations on April 18, 1990. The Company is wholly owned by Inverlat Holdings Corporation, Inc. ("Holdings"), which is a wholly owned subsidiary of Scotia Holdings (US) Inc. The Company is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company primarily acts as agent in the sale of USD denominated securities to non-U.S. private customers and clears transactions on a fully disclosed basis through an unaffiliated clearing broker.

Effective July 5, 2001, Inverlat International, Inc. changed its name to Scotia International, Inc. and simultaneously, its fiscal year end from December 31 to October 31.

(2) Summary of Significant Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records income taxes utilizing the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

Commissions and related expenses are accounted for on a trade date basis.

Cash and cash equivalents include cash held in bank and interest-bearing deposit held with a financial institution.

Depreciation on furniture and equipment is provided on the straight-line method over the estimated useful lives of the assets.

(3) Related Party Transactions

As of October 31, 2001, payable to Holdings amounted to $878,083 which represents the Company's estimated tax liability.

The Company provides certain management and administrative services to affiliates.

(Continued)